Attitude Drinks Incorporated
10415 Riverside Drive, # 101
Palm Beach Gardens, Florida 33410-4237

February 26, 2009

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Attitude Drinks Incorporated Item 4.01 Form 8-K Filed February 23, 2009 File No. 000-52904

Dear Ms. Jenkins:

This letter sets forth the response of Attitude Drinks Incorporated ("Attitude" or the "Company") to the Staff's comments as communicated via correspondence dated February 24, 2009.

Item 4.01 Form 8-K - Filed February 23, 2009

Comment #1:  We note in the third paragraph that there were no disagreements during the subsequent interim period from March 31, 2008 through February 16, 2009.  Please expand your disclosure in an amended Form 8-K to state whether, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statements disclosure, or auditing scope or procedure during your two most recent fiscal years in addition to the subsequent interim period.

Response:  The disclosure referred to in the third paragraph has been expanded in an amended Filing on Form 8-K/A to note that during the period from inception (June 18, 2007) to March 31, 2008 and the interim period from the end of the most recently completed fiscal year (March 31, 2008) through February 16, 2009, the date of resignation, there were no disagreements with Lazar on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Lazar would have caused it to make reference to such disagreement in its reports

We also acknowledge that:

➢	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

➢	staff comments or changes to disclosure in response to comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

➢	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should you have any questions, require any further information, or have further comments, please call the undersigned at 561-799-5053.

Attitude Drinks Incorporated

By: /s/ Tommy E. Kee
Name:  Tommy E. Kee
Title:  Chief Financial Officer